UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE

Underwriting Agreement

On May 27, 2020, argenx SE (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Cowen and Company, LLC and BofA Securities, Inc., as representatives of the several underwriters named therein (the “Underwriters”), relating to a global offering (the “Offering”) of an aggregate of 3,658,515 ordinary shares of the Company, nominal value €0.10 per share (the “Ordinary Shares”), including ordinary shares represented by American Depositary Shares (“ADSs”), comprised of (i) 2,584,138 ADSs at a public offering price of $205.00 per ADS in the United States and countries outside the European Economic Area (“EEA”) and (ii) 1,074,377 Ordinary Shares at an offering price of €186.5162 per Ordinary Share in a concurrent private placement in the EEA to certain legal entities all of which are qualified investors within the meaning of Regulation 2017/1129 of the European Parliament and of the Council of June 14, 2017. In connection with the Offering, the Company granted the Underwriters a 30-day option to purchase up to 548,777 additional ordinary shares (which may be represented by ADSs), which was exercised in full. The net proceeds to the Company from the sale of the ADSs and Ordinary Shares in the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately $809.7 million (€736.7 million). The Offering is expected to close on June 1, 2020, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3ASR (File No. 333-225370) filed on June 1, 2018, as supplemented by a preliminary prospectus supplement dated May 26, 2020, filed with the Securities and Exchange Commission on May 26, 2020, and a final prospectus supplement dated May 27, 2020, filed with the Securities and Exchange Commission on May 29, 2020.

On May 26, 2020, the Company issued a press release announcing the Offering, and on May 28, 2020, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and 99.2 to this Form 6-K, respectively, and are incorporated by reference herein.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Freshfields Bruckhaus Deringer LLP relating to the Ordinary Shares (including those underlying the ADSs) is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including the Exhibits, is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-225370) and S-8 (File No. 333-225375).

EXHIBITS

Exhibit	Description

1.1	Underwriting Agreement, dated as of May 27, 2020, among the Company and J.P. Morgan Securities LLC, Cowen and Company, LLC and BofA Securities, Inc. as representatives of the several Underwriters named therein

5.1	Opinion of Freshfields Bruckhaus Deringer LLP, Dutch counsel to the registrant

23.1	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)

99.1	Press Release dated May 26, 2020

99.2	Press Release dated May 28, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: May 29, 2020	By:	/s/ Dirk Beeusaert
Dirk Beeusaert
General Counsel